INVEST IN **MAIN STREET PHOENIX WORKERS CO-OP**

We turn local restaurants into worker-owned coops

PITCH VIDEO   INVESTOR PANEL

THE MAIN STREET PHOENIX PROJECT

mainstreet.coop   Denver CO

Food | Main Street | Social Impact | Community | Restaurants

LEAD INVESTOR

Gary Community Ventures Gary Community Ventures

Gary Community Ventures partners with our community to leverage business, policy and philanthropy to reshape the arc of opportunity for Colorado kids and families. We are proud to support Mainstreet Phoenix as they demonstrate a fundamentally new business model in the restaurant industry -- one that pushes back against the pandemic and ongoing gentrification by safeguarding local, diverse workers, expanding healthcare benefits and employee supports, moving away from tip-based pay structures, and ultimately inviting workers to participate as owners in profit-sharing and organizational leadership. This is an important opportunity to prove that we can better value workers and run sustainable businesses that help families thrive.

Invested $50,000 this round

Highlights

1. 💸 Raised $350K in investments, grants, donations; making 1st concept-proving acquisition now
2. 🤝 Partnered w/ the Gates Family Foundation, multiple CO impact funds
3. 💫 Our virtual Restaurants Rising Summit ft. CO Governor Jared Polis, restauranteurs, founders
4. 💸 Plan to acquire & coop-ify 23 restaurants in the next 5 yrs, affecting 1100+ workers
5. 👨‍🍳 Team experienced in rest. consulting, management, equity initiatives, worker advocacy etc.
6. 💡 Featured in NY Times, Fast Company, Impact Alpha, & beyond

5. 👨‍🍳 Team experienced in rest. consulting, management, equity initiatives, worker advocacy etc.
6. 💡 Featured in NY Times, Fast Company, Impact Alpha, & beyond

7. 💥 Helping women, people of color, undocumented workers own a piece of the businesses they work for

Our Team



Marisol Lazo Flores Managing Director

Spearheaded a restaurant resiliency program that equips minority and women-owned restaurants with financial, management, and operations resources. Expert in open-book management to increase profit sharing and employee engagement.

We hold the restaurant industry dear to our hearts. Restaurants play a vital role in our communities, and so do the people that work in them. COVID has shed light on the fragility of the industry and the precarious lives of the

workers. We aim to transform the industry by providing quality jobs, benefits, and profit-sharing to the employees.



Jason Wiener Founder + Board Chair

Founded nationally reputed B-Corp certified, public benefit corporation law firm focused on cooperatives, employee ownership, non-extractive finance, securities and solidarity economy law. Conceived of and founded Main Street Phoenix Project.



Andrew Newsome Board Member, Main Street Phoenix

Strategy Director at Cleveland Can't Wait, a nonprofit leveraging technology and entrepreneurship to revitalize the City of Cleveland. Ex-Chief of Staff of Flynn Restaurant Group. Investing in small businesses to create more inclusive economies.



Lauren Ruffin Board Member, Main Street Phoenix

Interim Chief of Marketing, Yerba Buena Center for the Arts; co-founder @ CRUX; former co-CEO @ Fractured Atlas; Founder, Artist Campaign School.



Eric Byington Acquisitions Manager

Eric is a co-founder of Queen City Collective Coffee with his two brothers and has spent more than 15 years working in international development and a variety of social enterprise ventures.



Miles Freeman Project Manager

Freelance writer, editor, and project manager who has raised over $5 million for arts and cultural organizations in New York City as a grant writer.

We're building an entirely employee-owned restaurant group. 💪🏽


THE MAIN STREET
PHOENIX PROJECT
We save jobs by turning local restaurants into worker-owned coops
Marisol Lazo-Flores | marisol@mainstreetphoenix.org


THE MAIN STREET
PHOENIX PROJECT
We are a cooperative ensuring worker-centered, equitable economic recovery for restaurants, childcare, and personal care businesses
Working together, we can achieve:
Income security
Quality jobs
Ownership for ALL workers — women, Black people, People of Color, and undocumented workers


110,000
The number of eating and drinking establishments in the US that have closed for business either temporarily or permanently
Nearly 2.5 million jobs lost
Most employees from these restaurants are...
Low-Income
People of Color
Women
Those who can least afford economic disruption
TEMPORARILY
CLOSED
COVID-19


Financial crises create investment opportunities usually seized only by **private equity**
Instead, let's seize those opportunities for **OURSELVES — workers, communities, and restaurant owners.**

We've started in Denver, CO. Our long-term vision is to find Main Streets across America with large swaths of downtown real estate owned by real estate holding companies & hedge funds. . . . our strategy is about maintaining the independence of Main Street post-COVID by putting a worker-centered recovery strategy in motion.

We're restaurant & social enterprise vets building an employee-owned restaurant group.


Working towards success with workers and restaurants affected by COVID-19
We are building an **employee-owned** restaurant group of previously successful businesses
Supported by **industry experts** that drive profitability, business resilience, and job quality
Creating **engines of economic equity** for the workers who need it most

We help workers & restaurants thrive in 3 steps.


This is how we work together
We partner with independently operated restaurants with solid pre-COVID financial histories

AGREEMENT	COOPERATIVE INTEGRATION	RESOURCES TO THRIVE
Restaurant and Main Street Phoenix Project become partners	Restaurant becomes part of the Workers Cooperative	Workers gain access to a robust network of support



Main Street Phoenix Impact



	CURRENT INDUSTRY STANDARDS		MAIN STREET PHOENIX STANDARDS	
REPRESENTATION	38% Percent of management-level positions held by women	12% Percent of management-level positions held by women of color	1:1 Target Ratio of Women / POC Managers to Similar Employees	51% Min % of BIPOC and Women Directors and Executives
PAY	• Women currently make up 64% of FOH, but earn $0.76/$1 to men • BIPOC currently receive $0.56/$1 to white workers • Tip Comp responsible for systemically low wage work		• Equal pay for equal work • All employees paid a salary, eliminating the variability & unreliability of tips	
VALUES	• Can take advantage of the status of undocumented employees • High turnover due to difficult conditions		• Protects, values, and supports all employees • 30% target max turnover rate	

Equity, protection, collaboration



CURRENT INDUSTRY STANDARDS

Unequal pay and poor representation for BIPOC & Women

- Women currently make up 64% of FOH, but earn $0.76/$1 to men
- BIPOC currently receive $0.56/$1 to white workers

No support or protection for employees

- Can take advantage of the status of undocumented employees
- High turnover due to difficult conditions
- Employees are front-line workers, but don't receive the pay and benefits that are commensurate with essential worker status

MAIN STREET PHOENIX STANDARDS

1:1 Target Ratio of Women / POC Managers to Similar Employees

51% Min % of BIPOC and Women Directors and Executives

- Benefits + protection, for all employees
- Equal pay for equal work
- Lower turnover

The path to ownership...

All employees can become worker-owners



This is what their Path to Ownership looks like...

- Worker has been employee or service provider of
  1. Target company for 3 months within the 9 months immediately before closing AND
  2. Cooperative (or, in the case of an undocumented worker, the LLC) after closing for 3 additional months.

OR

- Worker has been employee or service provider of Cooperative (or, in the case of an undocumented worker, LLC) for at least 6 months

→ $1,500 capital contribution → Apply and be admitted by the Board → Worker is part of Workers Collective

Everyone on your team will benefit from collective ownership



EMPLOYEES gain access to

- One-member-one-vote representation on Board and District Councils
- Mobility throughout portfolio — portability of benefits
- Profit sharing
- Expanded benefits — health insurance, 401(k), paid sick leave

The ENTERPRISE will benefit from

- Increased resilience
- Improved profits
- Network of support and expertise


Career development


How it works
Main Street Phoenix Project Collective
Cash for equipment, equity, and/or working capital
Controlling equity
Owner Buyout
Cash
Owner Note
Non-Voting Equity with Repurchase Obligations
Portfolio Company
LLC
Restaurant Owner


Why do we need you to finance MSPP?
Wall Street and Venture Capital financing put their profits before everything and everyone else. We're out to change the way the restaurant industry works so that it benefits everyone.
We can't do that with extractive conventional financing. Are you ready to put your investment money where your values are and join us in bringing a regenerative economic system into the restaurant world?

We've garnered national attention.


As seen in...
The New York Times
FAST COMPANY
IMPACTALPHA
FIFTY BY FIFTY
The Nation.
"This project saves struggling restaurants by turning the workers into owners"
FAST COMPANY
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Colorado Gov. Jared Polis was the keynote speaker for the **Restaurants Rising Summit** we hosted this past March.


CO Gov. Jared Polis Talks Employee Ownership and Worker...
Watch later
Share
COLORADO GOVERNOR
JARED POLIS
KEYNOTE ADDRESS


Watch on YouTube
RESTAURANTS RISING SUMMIT

Our team is unmatched – in experience & passion.


Our team
BOARD OF DIRECTORS
Jason Wiener | P.C.
Jason Wiener | p.c. (JWPC) is a boutique legal firm committed to building a regenerative and sustainable economy. JWPC provides MSPWC with strategic direction and legal support.
Lauren Ruffin
Lauren Ruffin is a leader interested in building sustainable and anti-racist organizations. She is the co-founder of Crux, an immersive storytelling studio that collaborates with Black artists. Between 2016 and 2021, she served as co-CEO for Fractured Atlas, the largest association of independent artists in the United States. Lauren is currently the interim Chief Marketing Officer of Yerba Buena Center for the Arts (YBCA).
Andrew Newsome
Andrew currently serves as Chief of Staff to the Chief Improvement Office for Flynn Restaurant Group, managing strategic and technology initiatives. He is also strategy director for Cleveland Can't Wait, a nonprofit focused on revitalizing Cleveland through civic technology and entrepreneurship.
MANAGING DIRECTOR
Marisol Lazo-Flores
With over a decade of hospitality experience, Marisol is passionate about the future of restaurants. As a GM, she led store openings and managed multiple teams through major transitions, executing extensive training programs. Marisol is driven to create an equitable and inclusive restaurant industry for all workers.
She designed and spearheaded the Restaurant Management Program, a one-of-a-kind survey course in restaurant management for owners and managers, and has coached a variety of restaurant clients to heighten employee engagement and make their companies more competitive, agile, and resilient.
She holds Masters Degrees in both Business Administration and International Marketing from Hult International Business School in London. Marisol is also an expert in open-book management to increase profit sharing and employee engagement.
PROJECT MANAGER
Miles Freeman
Miles Freeman is a writer, editor, and project manager currently living in Brooklyn, NY. As a grant writer and fundraiser, he's raised over $5 million for arts and cultural organizations in New York City including Jazz at Lincoln Center, Fractured Atlas, New Music USA, and the Museum of Jewish Heritage – A Living Memorial to the Holocaust.
ACQUISITIONS MANAGER
Eric Byington
Eric Byington is a co-founder of Queen City Collective Coffee with his two brothers and has spent more than 15 years working in international development and a variety of social enterprise ventures. Eric leads the acquisition efforts at MSPP and is passionate about building sustainable and regenerative economic structures.
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Key Advisors
Daniel Fireside
Formerly the Capital Coordinator at Equal Exchange, Inc. where he more than doubled the outside investments to $17 million through private offerings, oversaw investor relations for over 550 clients, and coordinated a shift from conventional borrowing to a mission-aligned set of lenders. He has assisted numerous businesses convert into worker co-operatives and helped them raise capital from committed partners.
Rob Everts
Served for 20 years as Co-President and CEO of Equal Exchange, Inc. (EE), growing the worker cooperative from $5m to $70m in revenues. Prior to EE, he worked as a union organizer with the United Farm Workers, UNITE HERE, and the Hotel & Restaurant Workers Union.
Andrew Bonito
Currently the Director of Strategic Initiatives for LM Restaurant Group in Raleigh, N.C., and serves as Chief Restaurant Industry Advisor to the MSPWC. He has operated and built successful restaurants ranging from small businesses to $100M+ companies.
John Bachman
Recently wound down a 25-year career with Colorado's BigRedF Restaurant Group. His experience covers all aspects of restaurant operations. He is currently consulting on a wide range of projects and reconnecting with his "why" which dovetails perfectly with the mission of MSPP.
Amanda Pinelli
Currently serves as Principal at AVL Growth Partners. Her professional finance experience ranges from large multi-nationals, early-stage companies, cooperatives, and venture funds. In her role as a fractional CFO, Amanda partners with leadership teams to build strategic financial plans and ensure sound financial systems.
Samuel Maher
Founder of the restaurant Somebody People in Denver, CO. He has 23 years of experience in the industry. Has opened various styled restaurants in locations including Sydney (Rockpool), London (Chez Bruce), New York City (AvroKO), and Denver (Mercantile Dining and Provision). He is obsessed with creating an excellent team culture and a nurturing environment.
Sara Horowitz
Has been an innovative leading voice of the growing freelance economy, creating solutions for the new workforce for over two decades. Sara founded Freelancers Union in 1995 and is now the CEO of Trupo, building a new way to protect the freelance workforce via curated benefits packages. She advises the MSPWC on investment raising and quality job creation.
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Here's where we're headed...


The future of our collective
Acquisition & Operations
Year 1
• 1 business acquired and re-opened
• Robust back-office services in place
• 8 employees eligible for worker-ownership
• Initial capital raise fully deployed
Growth
Year 3
• 14 businesses acquired and re-opened
• 320 employees eligible for worker-ownership
Sustainable Profitability
Year 5+
• 23 businesses acquired
• 570 employees eligible to become employee-owners
• Job quality is consistently above industry benchmarks
• The cooperative parent company is cash-flow positive
*These are forward-looking projections and are not guaranteed.

A more detailed look:


Impact Summary*
25
20
15
10
5

	Year 1	Year 2	Year 3	Year 4	Year 5
Casual Dining	0	4	7	9	12
Fast Casual	0	2	2	4	6
Coffee Shops	1	3	5	5	5
Total	1	9	14	18	23

Key Metrics

Cumulative Profits Distributed	-	-	$80,000	$250,000	$440,000
Benefit Spending Above Industry Baseline	-	-	$40,000	$90,000	$100,000
Additional Spending / Employee / Yr	-	-	$200	$300	$300
# of Quality Jobs	12	398	636	852	1,138
# of Worker Owners	8	200	320	430	570

Forward-looking projections cannot be guaranteed.

What we're looking for in businesses:

THE MAIN STREET PHOENIX PROJECT

Characteristics of Acquisitions


BREW PUB
RESTAURANT
Coffee Shop

Rooted in community

Has 5+ employees with a high number of long-term employees

Seller cares deeply for team and longevity of business

Successful/stable pre-COVID



Through working together, we can create our own opportunities.


WELCOME

Let's help each other not only survive — but thrive.


THE MAIN STREET
PHOENIX PROJECT
Appendix


The Phoenix Project Strategy
Prevent Business Closures Through Worker Ownership
The Main Street Phoenix Workers Cooperative can acquire small businesses and provide them back-end infrastructure, business management, staffing, and training.
Matchmake to Make Deals Happen
Match funders, owners, managers, workers, dealmakers, and pipeline partners to facilitate transactions.
Empower Others to do This Work
We provide:
• An open-source toolkit of deal structures and legal tools,
• Access to an enterprise-scale umbrella workers cooperative, and
• Support to existing regional worker-owned businesses to acquire businesses in their sector and set up sector-specific umbrella workers cooperatives
Popularize the Strategy
Popularize the strategy of re-opening distressed main street businesses via conversion to employee ownership and "roll-up" into enterprise-scale operation.


The Worker Cooperative
Grant Makers
Fiscal Sponsor
Investor
CDFIs, Community Banks or Impact Investors
Start-up funding
Investor equity purchase
Debt for equipment and working capital
Main Street Phoenix Workers Cooperative
LIMITED COOPERATIVE ASSOCIATION
Controlling equity purchase
Portfolio Company LLC
Portfolio Company LLC
Portfolio Company LLC

Downloads

MSPP Impact Summary 8.5 x 11 in .pdf

MSPP characteristics of Acquisitions 8.5 x 11 in v.2.pdf

MSPP Investor Pitch Deck WeFunder v1.3.pdf